Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated February 7, 2007
Relating to Preliminary Prospectus dated January 23, 2007
Registration No. 333-138622

        On February 7, 2007, Accuray Incorporated filed Amendment No. 5 to its Registration Statement on Form S-1 to update certain disclosures that had been provided in its preliminary prospectus dated January 23, 2007 relating to this offering. The following summarizes the disclosure in the preliminary prospectus included in Amendment No. 5 to the Registration Statement that updates or did not appear in the disclosure in the preliminary prospectus dated January 23, 2007.

Common stock to be outstanding after this offering:
49,220,944
Expected initial public offering price range:
$17.00–$18.00 per share

Net proceeds to us:

        Approximately $116.5 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and assuming a public offering price of $17.50 per share, which is the mid-point of the price range set forth above. We will receive no proceeds from the underwriters' exercise of the over-allotment option. A $1.00 increase or decrease in the assumed initial public offering price of $17.50 per share would increase or decrease the net proceeds to us from this offering by approximately $6.8 million, assuming the number of shares offered by us, as set forth on the cover page of the prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Use of proceeds:

        The net proceeds that we will receive from the offering will be more than the estimated net proceeds set forth under the caption "Use of Proceeds" in the preliminary prospectus, which was based on an assumed initial offering price of $15.00 per share. The additional net amount, approximately $17.0 million, will be used for working capital and general corporate purposes.

Pro forma as adjusted balance sheet data:

        Based on an assumed initial offering price of $17.50 per share, the mid-point of the price range in this free writing prospectus, as of September 30, 2006, on a pro forma as adjusted basis, cash and cash equivalents would have been approximately $141,460,000 and, working capital would have been approximately $119,530,000, total assets would have been approximately $260,072,000, and total stockholders' equity would have been approximately $66,577,000.

Pro forma as adjusted capitalization:

        Based on an assumed initial offering price of $17.50 per share, the mid-point of the price range in this free writing prospectus, as of September 30, 2006, on a pro forma as adjusted basis, additional paid-in capital would have been approximately $185,417,000, total stockholders' equity would have been approximately $66,577,000 and total capitalization would have been approximately $66,577,000.

Dilution:

        Based on an assumed initial public offering price of $17.50 per share, the mid-point of the price range in this free writing prospectus, our pro forma net tangible book value after this offering would have been $60.7 million, or $1.23 per share, as of September 30, 2006. This represents an immediate increase in pro forma net tangible book value of $2.56 per share to our existing stockholders and an immediate dilution of $16.27 per share to new investors purchasing shares at the initial public offering price.

Fiscal Year 2006 Option Values:

        The following table describes the exercisable and unexercisable options held by our named executive officers as of June 30, 2006. The "Value of Unexercised In-the-Money Options at June 30, 2006" shown in the table was calculated based on an assumed initial public offering price of $17.50 per share, less the per share exercise price, multiplied by the number of shares issuable upon exercise of the option.

	Value of Unexercised In-the-Money Options at June 30, 2006
Name
	Exercisable	Unexercisable
Euan S. Thomson	$19,782,470	$8,525,291
Robert E. McNamara	$2,625,000	$6,343,000
Chris A. Raanes	$7,901,892	$2,725,308
Eric P. Lindquist	$1,939,588	$3,419,612
John W. Allison, Ph.D	$—	$—
Curtis L. Goode	$2,514,849	$1,647,651

Principal and Selling Stockholders:

        The following table presents information as to the beneficial ownership of our common stock as of January 15, 2007 by:

  •
  each of the executive officers listed in the summary compensation table;

  •
  each of our directors;

  •
  all of our directors and executive officers as a group;

  •
  each stockholder known by us to be the beneficial owner of more than 5% of our common stock; and

  •
  each of the selling stockholders.

        Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of our common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of January 15, 2007 are deemed to be outstanding and to be beneficially owned by the person holding the options or warrants for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

        This table lists applicable percentage ownership based on 42,043,386 shares of common stock outstanding as of January 15, 2007 and 49,376,719 shares of common stock outstanding upon completion of this offering.

        Unless otherwise indicated, the address for each of the stockholders in the table below is c/o Accuray Incorporated, 1310 Chesapeake Terrace, Sunnyvale, California 94089.

	Beneficial Ownership Prior to the Offering			Beneficial Ownership After the Offering
Name and Address of Beneficial Owner			Shares Being Offered(16)
	Shares	Percent		Shares	Percent
5% Stockholders
President (BVI) International Investment Holdings Ltd.(1)	15,500,919	36.9%	3,953,191	11,547,728	23.4%
Marubeni Corporation(2)	3,350,939	8.0	—	3,350,939	6.8
Executive Officers and Directors
Euan S. Thomson, Ph.D(3)	1,446,250	3.3	200,000	1,246,250	2.5
Robert E. McNamara(4)	343,751	*	—	343,751	*
Chris A. Raanes(5)	567,500	1.3	76,000	491,500	1.0
Eric P. Lindquist(6)	218,750	*	48,000	170,750	*
Wade B. Hampton	—	*	—	—	*
Wayne Wu(7)	817,780	1.9	59,000	758,780	1.5
John R. Adler, Jr., M.D.(8)	1,865,004	4.3	220,000	1,645,004	3.2
Ted T.C. Tu(1)(9)	15,500,919	36.9	3,953,191	11,547,728	23.4
Robert S. Weiss	—	*	—	—	*
Li Yu(10)	112,375	*	—	112,375	*
All executive officers and directors as a group (10 persons)	20,872,329	45.3%	4,556,191	16,316,138	30.7%
Other Selling Stockholders
Entities affiliated with PK Venture Capital Corp.(11)	2,000,000	4.8	437,500	1,562,500	3.2
Entities affiliated with China United Investments Inc.(12)	1,800,000	4.3	391,309	1,408,691	2.9
Kao-Hsiang Wang & Chiung-Jung Wang Chiu	1,124,825	2.7	100,000	1,024,825	2.1
Kingland Overseas Development Inc.(13)	1,000,000	2.4	250,000	750,000	1.5
Ming-Cheng Tseng	768,148	1.8	125,000	643,148	1.3
The Wong Family Trust(14)	524,485	1.2	40,000	484,485	1.0
John M. Harland(15)	395,625	*	100,000	295,625	*
All Selling Stockholders(16)	28,029,286	57.8	6,000,000	22,029,286	41.9

*
Represents beneficial ownership of less than one percent (1%) of the outstanding shares of our common stock.

(1)
President (BVI) International Investment Holdings Ltd., or PIIH, is a wholly-owned subsidiary of President International Development Corporation, or PIDC, which is a 61% owned subsidiary of Uni-President Enterprises Corp., or Uni-President, a Republic of China company publicly traded on the Taiwan Stock Exchange. The board of directors and supervisors of Uni-President consist of Chin-Yen Kao, chairman of the board of directors; Kao-Huei Cheng and Chang-Sheng Lin, each a managing director; Ping-Chih Wu, Hsiu-Jen Liu, Po-Ming Hou, Ying-Jen Wu, Chung-Ho Wu and Ching-Chien Hou Su, each a director; and Kao-Keng Chen, Peng-Chih Kuo and Joe J.T. Teng, each a supervisor. Mr. Tu, one of our directors, is the President of PIDC. These individuals may be deemed to share dispositive and voting power over the shares owned by PIIH. Each of these individuals disclaims beneficial ownership of such shares, except to the extent of his or her pecuniary interest therein. The address of PIIH and Mr. Tu is 10F-1, No. 560, Sec.4, Chung Hsiao East Road, Taipei 110, Taiwan, R.O.C. The address of Uni-President is No. 301, Jhongjheng Road, Yongkang City, Tainan County 710, Taiwan, Republic of China.

(2)
Tohru Tsuji, Nobuo Katsumata, Kazuhiko Sakamoto, Akira Matsuda, Kazuo Ogawa, Ko Mori, Teruo Asada, Mamoru Sekiyama, Koichi Mochizuki, Masaru Funai, Masao Fujii and Takaji Kunimatsu comprise the board of directors of Marubeni Corporation. These individuals may be deemed to share dispositive and voting power over the shares owned by Marubeni Corporation. Each of these individuals disclaims beneficial ownership of such shares, except to the extent of his or her pecuniary interest therein. The address of Marubeni Corporation is 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo, Japan.

(3)
Includes 1,446,250 shares of common stock issuable upon the exercise of options exercisable within 60 days of January 15, 2007.

(4)
Includes 343,751 shares of common stock issuable upon the exercise of options exercisable within 60 days of January 15, 2007.

(5)
Includes 567,500 shares of common stock issuable upon the exercise of options exercisable within 60 days of January 15, 2007.

(6)
Includes 218,750 shares of common stock issuable upon the exercise of options exercisable within 60 days of January 15, 2007.

(7)
Includes 148,580 shares held by Mr. Wu's spouse and 79,125 shares of common stock issuable upon the exercise of options exercisable within 60 days of January 15, 2007. Mr. Wu disclaims beneficial ownership of his spouse's shares, except to the extent of his pecuniary interest therein.

(8)
Includes 23,333 shares held by John R. Adler, Jr., Trustee for the Brittany Alder Irrevocable Trust dated 10/30/2000, 23,333 shares held by John R. Adler, Jr., Trustee for the John R. Adler III Irrevocable Trust dated 10/30/2000 and 1,260,234 shares of common stock issuable upon the exercise of options exercisable within 60 days of January 15, 2007.

(9)
Includes 15,500,919 shares held by PIIH.

(10)
Includes 112,375 shares of common stock issuable upon the exercise of options exercisable within 60 days of January 15, 2007.

(11)
Includes 1,500,000 shares held by PK Venture Capital Corp. and 500,000 shares held by PK II Venture Capital Corp. The board of directors of PK Venture Capital Corp. consists of Pin-Kung Chiang, chairman of the board of directors, Kou-I Yeh, Kuan-Ming Lin, Pai-Li Lin, Hong-Chang Fong, Chih-Shang Kao, Chin-Yuan Kao, Chang-Sheng Lin, Sheng-Hsiung Hsu, Ming-Sen Wong, Mao-Shong Huang, Wkang-Hsiang Wang and Shiang-Wei Chen. The board of directors of PK II Venture Capital Corp. consists of Wkang-Hsiang Wang, chairman of the board of directors, Kou-I Yeh, Dong-Jing Wu, Huai-zu, Kuo-Ho Chen, Shih-Tsung Lee and Kuan-Ming Lin. These individuals may be deemed to share dispositive and voting power over the shares owned by PK Venture Capital Corp. and PK II Venture Capital Corp., respectively. Each of these individuals disclaims beneficial ownership of such shares, except to the extent of his or her pecuniary interest therein. The address of PK Venture Capital Corp. and PK II Venture Capital Corp. is 10F, No. 76 Sec. 2, DunHua S Rd., Taipei 106, Taiwan.

(12)
Includes 271,429 shares held by China United Investments Inc., 535,714 shares held by UC Fund II, 400,000 shares held by United Investment Fund and 592,857 shares held by United Venture Capital Corporation, which we refer to as the United Funds. The board of directors of China United Investments Inc. consists of Kuan-Shen Wang, chairman of the board of directors, and Hung-Ju Chang, Duen-Chian Cheng, Tung-Feng Lin and Wei-Jerng Tseng, each a director. The board of directors of UC Fund II consist of Kuan-Shen Wang, chairman of the board of directors, and Chien-Shen Chang, Duen-Chian Cheng, Pak-Lee Lam, Hsing-Cheng Tsao and Wei-Jerng Tseng, each a director. Wei-Jerng Tseng is the sole director of United Investments Fund. The board of directors and supervisors of United Venture Capital Corporation consist of Kuan-Shen Wang, chairman of the board of directors, Wei-Jerng Tseng, Chu-Hsia Cheng, Hui-Ju Kang, Tung-Chin Wu, Te-Cheng Tu, Kuang-Tzu Wang, Chi-Tsai Yang and Chang-I Chen, each a director, and Hong-Chi Cheng and Ping-Yin Lee, each a supervisor. These individuals may be deemed to share dispositive and voting power over the shares owned by the entities with which they are affiliated. Each individual disclaims beneficial ownership of such shares, except to the extent of his or her pecuniary interest therein. The address of United Funds is 4F, No. 9, Dehui Street, Taipei 10461, Taiwan, ROC.

(13)
Teng A. Heng and Phiphat Wangphichit are the directors of Kingland Overseas Development Inc. These individuals may be deemed to share dispositive and voting power over the shares owned by Kingland Overseas Development Inc. Each of these individuals disclaims beneficial ownership of such shares, except to the extent of his or her pecuniary interest therein. Kingland Overseas Development Inc. is 20% owned by Jun-Tse Teng and 80% owned by Kimberlite Holdings, a company owned by members of Jun-Tse Teng's family. The address of Kingland Overseas Development Inc. is Suite 22301-526, Pudong Software Park, Guo Shore Jing Road, Pudong New District, Shanghai, PRC, 201203.

(14)
Includes 324,490 shares held by The Wong Family trust and 199,995 shares held by King Ling Wong and Lee Min Wong Trustees Under Declaration of Trust Dated October 5, 1990.

(15)
Shares held by John M. Harland and Cynthia E. Harland, Trustees, Harland Family Trust, dated 6/21/01.

(16)
If the underwriters' over-allotment option is exercised in full, the additional 2,000,000 shares to be sold by the selling stockholders would be allocated among the selling stockholders as follows:

Selling Stockholders	Shares Subject to Over-allotment Option
President (BVI) International Investment Holdings Ltd.	1,878,807
Euan S. Thomson, Ph.D.	—
Chris A. Raanes	—
Eric P. Lindquist	—
Wayne Wu	—
John R. Adler, Jr., M.D.	—
Entities affiliated with PK Venture Capital Corp.	62,500
Entities affiliated with China United Investments Inc.	58,693
Kao-Hsiang Wang & Chiung-Jung Wang Chiu	—
Kingland Overseas Development Inc.	—
Ming-Cheng Tseng	—
The Wong Family Trust	—
John M. Harland	—

Option grants:

        We intend to grant incentive awards, including stock options and restricted stock units, under our 2007 Incentive Award Plan for up to an aggregate of approximately 800,000 shares of our common stock, to certain employees and a director, effective as of the first day our common stock trades on NASDAQ. This amount includes an option grant exercisable for 108,000 shares of our common stock to Robert S. Weiss, who recently joined our board of directors. All the options granted in connection with our initial public offering discussed in this paragraph would have a per share exercise price equal to the closing price of our common stock on the first day of trading on NASDAQ, and are expected to have substantially the same general terms as the option grants discussed in the preliminary prospectus.

        The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request them by writing to either J.P. Morgan Securities Inc. Prospectus Library, 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245 or to UBS Securities LLC, Prospectus Department, 299 Park Avenue, New York, NY 10171.